VIA EDGAR

April 28, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022
Filed June 14, 2022
File No. 001-33861

Dear Ms. Yang and Mr. Blume:

On behalf of Motorcar Parts of America, Inc. (the “Company,” “we,” “us” or “our”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 29, 2023, provided in response to our initial response letter dated March 1, 2023.

We have carefully considered the Commission’s guidance, and, for ease of review, we have set forth below the numbered comments of your letter in bold type followed by our response thereto.

Comments

Form 8-K furnished February 9, 2023

Exhibit 99.1

1.
We note you provide a range of forward-looking EBITDA and adjusted EBITDA for fiscal 2023 without providing reconciliations to the most directly comparable GAAP measure or a statement that providing such reconciliations requires unreasonable efforts. In future filings, please provide reconciliations to the most directly comparable GAAP measure. If all of the information necessary for the reconciliations is not available without unreasonable efforts, identify and disclose the information that is unavailable and its probable significance. Also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 102.10(a), 102.10(b), and 103.02 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that it is aware of the applicable rules and guidance and will present a reconciliation from GAAP net income to EBITDA and adjusted EBITDA in future filings of the Company’s earnings releases on Form 8-K beginning with the fiscal year ending March 31, 2023.

Form 10-K for the Fiscal Year Ended March 31, 2022

Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-7

2.
We have reviewed your response to comment 1 and note that your Hard Parts operating segment consists of rotating electrical products, wheel hub products, brake-related products, and turbochargers. We further note that you quantify net sales for the first three product categories on page F-27 and that each category significantly contributed to your net sales. In addition, we note from recent earnings call transcripts that management appears to monitor gross margins of these product lines and that the product categories have different gross margin profiles. As an example, during the second quarter earnings call held November 9, 2022, management indicated that brake-related gross margins currently "are lower than some of the legacy products." Please tell us how you determined that none of the Hard Parts product lines represent operating segments. In doing so, ensure that you provide us with the following information:

•	Tell us the title and describe the role of each individual who reports to your Chief Operating Decision Maker ("CODM").

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the following individuals report to the Company’s CODM:

•	REDACTED

The Company has identified (i) the CEO as the segment manager for the Hard Parts segment, (ii) the Executive VP, D&V Canada and the General Manager, D&V USA as the co-segment managers for the Test Solutions and Diagnostic Equipment segment, and (iii) the CMO and the SVP, Organizational Development as the co-segment managers for the Heavy Duty segment. There are no individuals who are held accountable for the financial performance of the individual product lines because (i) the Company’s sales are concentrated among three large customers and (ii) the same manufacturing and distribution facilities are shared across all product lines within the Hard Parts segment.

•
Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

Response:

The CODM assesses performance and allocates resources based on segment and consolidated financial information that is reviewed on a regular basis.  As the Hard Parts segment comprises more than REDACTED of the Company’s consolidated net sales, the CODM’s review of the Hard Parts segment is generally performed through review of consolidated financial information supplemented with segment-specific financial information of the Test Solutions and Diagnostic Equipment and Heavy Duty segments.

The CODM meets with his direct reports separately for each segment as discussed in detail below. The CODM does not review financial information in advance to prepare for those meetings, however, his direct reports prepare this information for review during those meetings. The frequency and content of those meetings is as follows:

REDACTED

•	Tell us who, if anyone, is held accountable for the product lines within Hard Parts and the titles and roles of the persons these individuals report to in the organization.

Response:

The Hard Parts segment is organized based on functional areas such as finance, operations, sales & marketing, corporate strategy, legal, human resources, etc. There are no managers or other individuals who are held accountable for the financial performance of any individual or groups of product lines within the Hard Parts segment as there is a single team that covers all product lines. The SVP of Sales, with the sales team reporting to him, is responsible for achieving the Company’s sales targets across all product lines. Similarly, the CMO, with his team of engineers and production technicians reporting to him, is responsible for meeting the Company’s production targets across all product lines.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

Response:

As discussed above, as the Hard Parts segment comprises more than REDACTED of the Company’s consolidated net sales, the CODM reviews consolidated financial information to understand the performance of the Hard Parts segment, supplemented by segment reporting packages for the Test Solutions and Diagnostic Equipment and Heavy duty segments. The information regularly provided to the CODM is communicated as follows:

REDACTED
•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Response:

On a quarterly basis, the Company holds both an Audit Committee meeting and a full Board of Directors meeting. For these meetings, financial information is circulated to the directors in advance and then presented at the meetings. At the Audit Committee meeting, the Company’s consolidated financial statements, including income statement (GAAP and non-GAAP), balance sheet and statements of cash flows are distributed in advance and presented each quarter. The Company’s Board of Directors is provided a “Financial Statement Analysis” reporting package, which includes consolidated quarter-to-date and year-to-date actual-to-prior year and actual-to-budget balance sheets, income statements, and statements of cash flows, on a GAAP and Non-GAAP basis, as applicable. In addition, the reporting package provided to the Board of Directors includes various metrics including consolidated GAAP and Non-GAAP net sales by product line (separately showing net sales for the product lines of the Hard Parts segment and a total of net sales for each of the Test Solutions and Diagnostic Equipment segment and Heavy Duty segment) and consolidated gross margin, with items impacting results. There is no gross margin by product line or other segment information included in the quarterly “Financial Statement Analysis” reporting package provided to the Company’s Board of Directors.

In addition to this “Financial Statement Analysis” reporting package, the final budget is presented to the Board of Directors on an annual basis. REDACTED

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Response:

The finance team uses a bottom-up approach, with leadership from the CFO, to set financial targets for the Hard Parts segment, the Test Solutions and Diagnostic Equipment segment, the Heavy Duty segment, and the functional departments to achieve based on recent performance and known trends. REDACTED

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

Response:

Each of the Test Solutions and Diagnostic Equipment segment and the Heavy Duty segment discuss their variance analyses during the presentation of their respective monthly financial reporting packages. Each segment’s reporting package includes a full segment-level income statement and segment-level balance sheet with variances explained for material line items. Explanation of material variances by financial statement line item could include items such as revenue by customer or products, manufacturing variances, supply chain disruptions, component shortages, higher wages, timing of vendor payments and receivable collections, etc. These monthly meetings are attended by the management of each segment, the CODM, and others from corporate headquarters.

REDACTED

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Response:

The Company’s general policy is to initially set base salaries for the executives that report directly to the CODM at levels that are competitive with its peers, and it generally only increases salaries in the case of promotions or significant increases to an individual’s duties and responsibilities. The Company further notes that review of performance on financial targets and corporate strategic and organizational goals underlying such compensation determinations for the CODM’s direct reports is considered on a consolidated basis for the overall Company as opposed to a segment or product line basis. No compensation, including commissions, are paid to executives based on the profitability or performance of the individual segments or product lines.

•
Considering the significance of the rotating electrical, wheel hub, and brake-related sales in relation to your Test Solutions and Diagnostic Equipment and Heavy Duty operating segments, explain why, if true, the CODM regularly reviews the less significant operating segments but not the more significant Hard Parts product lines.

Response:

The CODM regularly reviews financial performance for the Test Solutions and Diagnostic Equipment segment and Heavy Duty operating segments since they are the result of the Company’s acquisitions. These acquisitions enabled the Company to expand its customer base in the global automotive testing market and expanded the Company’s heavy duty product offerings. The CODM views these two operating segments as having more significant growth potential and synergies to be achieved, which aligns with the Company’s strategic initiatives to introduce new product offerings and create more value for its customers. These two operating segments each have business activities, manufacturing facilities, resources, distribution channels, and full sets of financial statements available that are regularly provided to and reviewed by the CODM to assess performance and allocate resources.

The CODM views the Hard Parts segment as a single business with shared resources, infrastructure, manufacturing facilities, and distribution facilities, which is how performance is assessed and resources are allocated. This is evidenced, as discussed above, by the financial information reviewed by the CODM on a regular basis which is presented separately for Hard Parts, Test Solutions and Diagnostic Equipment, and Heavy Duty, and then in total.

In addition, the quarterly “Financial Statement Analysis” reporting package provided to the Company’s Board of Directors presents financial information and variance analyses on a consolidated basis and also includes an analysis of net sales by product line. Although net sales by product line is presented in the quarterly “Financial Statement Analysis” package provided to the Company’s Board of Directors, this information is presented for informative purposes only.

Further, as discussed above, the Company’s budgets and forecasts are prepared and reviewed by the CODM for Hard Parts, Test Solutions and Diagnostic Equipment, and Heavy Duty, and in total. There are no separate budgets or forecasts (other than disaggregated sales information) based on the product lines in the Hard Parts segment prepared or presented to the CODM.

REDACTED

Based on detailed discussions above, the Company believes the Hard Parts segment as a whole meets the criteria of an operating segment based on the way the CODM assesses performance and allocates resources.

In conclusion, the Company has determined through its review process that its business comprises the following three operating segments, based on the way the CODM assesses performance and allocates resources: Hard Parts, Test Solutions and Diagnostic Equipment, and Heavy Duty.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (310) 972-4046 or jstone@motorcarparts.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Juliet Stone

cc: Selwyn Joffe, Chairman, President and Chief Executive Officer
David Lee, Chief Financial Officer